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                             February 13, 2023

       Lisa Tang
       Co-Chief Executive Officer
       Boqii Holding Ltd
       Building 9, No. 388, Shengrong Road, Pudong
       New District, Shanghai 201210
       The People   s Republic of China

                                                        Re: Boqii Holding Ltd
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed July 27, 2022
                                                            File No. 1-39547

       Dear Lisa Tang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Item 19. Exhibits
       Exhibits 12.1 and 12.2, page 145

   1.                                                   Please include
paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over
financial reporting as the transition period that allows these omissions is over.
Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lisa Tang
Boqii Holding Ltd
February 13, 2023
Page 2



       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments.



FirstName LastNameLisa Tang                            Sincerely,
Comapany NameBoqii Holding Ltd
                                                       Division of Corporation
Finance
February 13, 2023 Page 2                               Office of Trade &
Services
FirstName LastName